MERICOL, INC.

5795 Ave. Decelles, Ste. 511

Montreal, QC H3S2C4, Canada

Telephone: 514.963.63.39

E-mail: mericol.inc@gmail.com

August 4, 2011

United States

Securities and Exchange Commission

Washington, DC 20549

To the Attention of:  Ms. Susan Block, Ms. Sonia Bednarowski, Mr. Patrick Kuhn and Ms. Lyn Shenk

Re: Mericol, Inc.

Registration Statement on Form S-1/A,

Filed on July 20, 2011

Filing No. 333-173972

Dear Ms. Susan Block and Ms. Sonia Bednarowski:

Further to your letter dated July 28, 2011, concerning the deficiencies in Registration Statement on Form S-1/A filed on July 20, 2011, we provide the following responses:

Use of Proceeds, page 15

1. SEC Comment: We note your disclosure on page 19 that you estimate that the cost of registration process will be $8,000 and your disclosure on page 14 that the cost of being a public reporting company over the next 12 months will be $8,000. However, your Use of Proceeds section seems to include only the cost of registration process. Please revise or advise.

Response: In response to this comment the company reconciled its disclosure throughout the prospectus as required:

page 15:

		$15,000		30,000		45,000	$60,000
Net proceeds		$15,000		$30,000		$45,000	$60,000

The net proceeds will be used as follows:
Cost of being a public reporting company		$8,000		$8,000		$8,000	$8,000
Website development		$2,000		$2,000		$4,000	$4,000
Marketing and advertising		$500		$1,500		$6,000	$6,000
Software purchase		$4,500		$4,500		$4,500	$4,500
PCs and 3D printer purchase	$			$11,000		$15,000	$15,000
Establishing an office	$			$2,000		$5,000	$5,000
Salaries/Independent Contractor Fees	$		$		$		$15,000
Other Expenses	$			$1,000		$2,500	$2,500

page 8:

We are solely dependent upon the funds to be raised in this offering to start our business, the proceeds of which may be insufficient to achieve revenues. We will need to obtain additional financing which may not be available.

We have limited operations and no revenues.  We need the proceeds from this offering that enable us, after paying the expenses of this offering, to initiate development on our website, purchase computers and 3D printer, begin negotiating with potential customers first  in Canada and later, assuming we have available funds, in  North America, initiate the development of our marketing plans and initiate the development of marketing and support material such as business cards, brochures, flyers and catalogues.  We will need additional funds to complete further development of our business plan to achieve a sustainable sales level where ongoing operations can be funded out of revenues. We anticipate that the approximate cost of the offering will be $8,000 ($7,000 has already been paid to cover for the offering expenses) and the minimum capital necessary to fund our planned operations for the 12-month period will be approximately $30,000 and will be needed for general administrative expenses, business development, marketing costs, support materials. There is no assurance that any additional financing will be available or if available, on terms that will be acceptable to us.

Management’s Discussion and Analysis or Plan of Operation, page 20

2. SEC Comment: We note your disclosure on page 22 that if you sell 100% of the shares in this offering, you will offer 3D rapid prototyping services and will buy a rapid prototyping machine. Please revise to clarify how this service and machine differs from the service you intend to offer twelve months after the completion of your offering. Please also balance your disclosure to clarify that the estimated $45,000 to $50,000 cost of this step in your growth process is outside the possible proceeds of the offering, given you stated other growth plans. If funding in not currently available for this part of your growth plan, please revise to make it clear.

Response: In response to this comment we revised our disclosure to clarify how rapid prototyping service service and machine differs from the service we intend to offer. We also balanced our disclosure to clarify that the estimated $45,000 to $50,000 cost of this step in our growth process is outside the possible proceeds of the offering and that funding in not currently available:

Develop and Penetrate New Products, Services and Markets. Time Frame: 13th- 24th months. Estimated Cost $50,000.

If we sell 100% of the shares in this offering, we believe the money will provide funds for growth strategy to develop and penetrate new products, services and markets. We will offer 3D rapid prototyping services and will buy 3D rapid prototyping machine. While 3D printers are generally easier to use and cheaper to maintain, we believe that they are not as accurate as prototyping machines and can be used to produce smaller parts only.  Rapid prototyping machines are much larger, generally free-standing and tend to produce more accurate models with better finishes than 3D printers. Rapid prototyping machines will allow us to offer a wider range of 3D services. Cost of the rapid prototyping machine we plan on acquiring will be approximately $45,000 and software will cost approximately $5,000. The estimated $45,000 to $50,000 cost of this step in our growth process is outside the possible proceeds of the offering and funding in not currently available for this part of our growth plan.  We will also try to expand our services to European market. Currently this option is highly questionable as we do not have financing available.

3. SEC Comment: Verbal. Page 16 of the Prospectus has “as of June 31, 2011”. As June has 30 days, please revise.

Response: In response to this comment the company changed “as of June 31, 2011” to “as of June 30, 2011”on page 16 of the Prospectus.

Please direct any further comments or questions you may have to the company's attorney, Stepp Law Corporation at:

Stepp Law Corporation

15707 Rockfield Boulevard, Suite 101

Irvine, California 92618

Phone: (949) 660-9700

Fax: (949) 660-9010

Thank you.

Sincerely,

/S/ Sergiu Pojoga

Sergiu Pojoga, President